FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS FIRST QUARTER 2019

FINANCIAL RESULTS

TORONTO, May 13, 2019 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial results for the three months ended March 31, 2019.

"We are continuing to make progress toward achieving our 2019 milestones," said Robert L. Kirkman, M.D., Executive Chairman of Trillium Therapeutics.  "We have treated the first patient under our amended TTI-621 intravenous protocol that will allow us to dose cutaneous T-cell lymphoma patients beyond 0.5 mg/kg, one quarter ahead of schedule. We remain focused on our plan to seek FDA guidance in mid-2019 on a proposed pivotal trial of intratumoral TTI-621 in patients with cutaneous T-cell lymphoma. We also took steps to reduce our expenses and extend our cash runway without impacting the expected timing of our clinical milestones."

First Quarter 2019 Financial Results:

As of March 31, 2019, Trillium had cash and cash equivalents and marketable securities, and working capital of $52.4 million and $42.3 million, respectively, compared to $45.4 million and $34.2 million, respectively at December 31, 2018. The increase in cash and cash equivalents and marketable securities, and the increase in working capital was due mainly to an equity financing in February 2019.

Net loss for the three months ended March 31, 2019 of $10.7 million was higher than the loss of $8.6 million for the three months ended March 31, 2018. The net loss was higher due mainly to a net foreign currency loss of $557 for the three months ended March 31, 2019 compared to a net foreign currency gain of $1,553 in the prior year comparable quarter, and higher manufacturing costs, partially offset by lower clinical trial expenses.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss
Amounts in thousands of Canadian dollars except per share amounts	Three months ended March 31, 2019	Three months ended March 31, 2018
Research and development expenses	$10,092	$9,341
General and administrative expenses	839	1,029
Net finance costs (income)	(255)	(1,807)
Income tax expense	3	2
Net loss and comprehensive loss for the period	10,679	8,565
Basic and diluted loss per common share	0.61	0.65

Consolidated statements of financial position
Amounts in thousands of Canadian dollars	As at March 31, 2019	As at December 31, 2018
Cash and marketable securities	$52,448	$45,409
Total assets	62,429	55,459
Total equity	42,802	41,601

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our expectations for extending our cash runway and its potential impact on our operations. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on Form 20-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385

jessica@canalecomm.com